SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                                 FORM 11-K




(Mark One)

  ( X )     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

       For the fiscal year ended December 31, 1993

OR

  (    )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to _______________



  Commission file number 33-47073

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 The O. M. Scott & Sons Company
                 Profit Sharing and Savings Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                      The Scotts Company
                      14111 Scottslawn Road
                      Marysville, Ohio 43041








Index to Exhibits appears on Page 16

Page 1 of 17 Page                   s

                            REQUIRED INFORMATION


The following financial statements and schedules for The O. M.
Scott & Sons Company Profit Sharing and Savings Plan are being filed herewith:




                       Description                              Page No.


Report of Independent Accountants                                   5


Financial Statements:

  Statements of Net Assets Available for
     Benefits - December 31, 1993 and 1992                          6

  Statements of Changes in Net Assets
     Available for Benefits - Years Ended
     December 31, 1993 and 1992                                     7


  Notes to Financial Statements                                   8-11

  Supplemental Schedule Information:

     Assets Held for Investment
       Purposes, as of December 31, 1993                         12-14



    Reportable Transactions for
     the Year Ended December 31, 1993                              15

   Index to Exhibits                                               16

NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included here are not applicable to The O. M. Scott & Sons Company
        Profit Sharing and Savings Plan.



The following exhibit is being filed herewith:




Exhibit No.                     Description                    Page No.

1                   Consent of Independent Public
                    Accountants                                   17

                SIGNATURES




The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      THE O. M. SCOTT & SONS COMPANY
                      PROFIT SHARING AND SAVINGS PLAN




Date:  June 22, 1994  By:  /s/  Lisa Turner
                      Plan Administrator of
                      The O. M. Scott & Sons Company
                      Profit Sharing and Savings Plan

                       THE O.M. SCOTT & SONS COMPANY
                      PROFIT SHARING AND SAVINGS PLAN
                                  ______


         INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                           Pages


Report of Independent Accountants                            5


Financial Statements:

  Statements of Net Assets Available for
      Benefits                                               6

  Statements of Changes in Net Assets Available
      for Benefits                                           7

  Notes to Financial Statements                            8-11


Supplemental Schedules:

  Item 27(a) - Assets Held for Investment
      Purposes, December 31, 1993                          12-14

  Item 27(d) - Reportable Transactions for
      the year ended December 31, 1993                      15



NOTE: Supplemental schedules required by the Employee Retirement
      Income Security Act of 1974 that have not been included here are not applicable to The O.M. Scott & Sons Company
      Profit Sharing and Savings Plan.









                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee of
    The O.M. Scott & Sons Company
    Profit Sharing and Savings Plan
Marysville, Ohio


We have audited the accompanying statements of net assets available for benefits of The O.M. Scott & Sons Company Profit Sharing and Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/ COOPERS & LYBRAND

Columbus, Ohio
June 3, 1994

                          THE O.M. SCOTT & SONS COMPANY
                         PROFIT SHARING AND SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                            December 31, 1993 and 1992
                                     _______

                                                1993          1992

                                      ASSETS
Cash and cash equivalents                   $ 2,638,991   $ 2,520,963

Receivables:
  Employer contribution                       1,076,811       945,596
  Accrued interest and dividends                176,790       255,348
  Pending investment sales                      286,875

Investments, at fair value:
  Corporate equity securities                32,563,747    27,928,643
  Debt securities:
    U.S. Government and related
        entities                              5,466,214     5,768,329
    Corporate                                 3,028,814     2,326,307
    Other                                     2,884,068     2,871,110

                                            $48,122,310   $42,616,296


         LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS

Pending investment purchases                $    65,205   $   250,261

Other payables                                  102,021        28,019

Net assets available for benefits            47,955,084    42,338,016

                                            $48,122,310   $42,616,296












                      The accompanying notes are an integral
                        part of the financial statements.

                          THE O.M. SCOTT & SONS COMPANY
                         PROFIT SHARING AND SAVINGS PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                              AVAILABLE FOR BENEFITS

                  for the years ended December 31, 1993 and 1992
                                     _______


                                                1993          1992
Additions:
  Investment income:
    Interest                                $   765,627   $   834,109
    Dividends                                   913,217       849,579
    Net appreciation in fair value
        of investments                        3,629,273     6,204,059
  Employer contributions                      1,076,811       945,596
  Employee contributions                      1,547,223     1,293,286
       Total additions                        7,932,151    10,126,629

Deductions:
  Distributions                               2,024,655     3,272,391
  Administrative expenses                       290,428       189,404
       Total deductions                       2,315,083     3,461,795

       Net increase in net assets             5,617,068     6,664,834

Net assets available for benefits:
  Beginning of year                          42,338,016    35,673,182

  End of year                               $47,955,084   $42,338,016

















                      The accompanying notes are an integral
                        part of the financial statements.

                       NOTES TO FINANCIAL STATEMENTS
                                  _______


1.   Summary of Significant Accounting Policies:

     Investments are recorded at quoted market prices. Dividend income is recorded on an ex-dividend date basis, and income from other investments is recorded as earned. Investment transactions are recorded on a trade-date basis.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation
     (depreciation) on those investments.


2.   Plan:

     The following description of The O.M. Scott & Sons Company (the Company) Profit Sharing and Savings Plan (the Plan) provides only general information. A summary plan description is available upon request to participants which defines significant provisions of the Plan, including those related to vesting, allocation and contribution calculation.

     The Plan is a contributory defined contribution plan. Generally, all full-time employees of the Company become eligible for participation in the Plan following one year of service. The annual Company contribution is entirely at the discretion of the Board of Directors. The annual contribution is allocated to participants proportionately based upon their eligible wages. Participants may elect to receive half of their employer contributions as a cash bonus. Each participant's share of the annual contribution is fully vested. The Plan also provides for participant savings contributions up to 15% of eligible wages.
     Aggregate contributions may not exceed the limit specified by the Internal Revenue Code.

     During April 1992, the Plan's Advisory Committee approved the addition of the Scotts Stock Fund as an investment option to participants.

     The Plan provides for maintenance of four separate investment funds, as follows:

         A. Growth and Income Fund assets may be invested in common or capital stock, bonds, notes, debentures or preferred stock, real estate, mortgages secured by real estate, or interests in commingled trust funds.


                                 Continued
                 NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


         B.  Scotts Stock Fund assets consist entirely of The
             Scotts Company common stock and cash
             equivalents.

         C. Bond Fund assets may be invested in certificates of deposit and interest-bearing savings accounts with recognized financial institutions, short-term obliga-tions of the United States Government, corporate obligations rated "A" or higher maturing in ten years or less, and prime rate commercial paper of less than one-year maturity.

         D. Cash Management Fund assets may be invested in short-term money market investments with a high degree of marketability and liquidity. These investments include, but are not limited to, commercial paper, demand notes, and short-term obligations of the U.S. Government of less than ninety-days maturity.

     Participants are allowed quarterly to transfer all or a designated portion of their accounts between funds. The Plan entitles parti-cipants to retirement and death benefits and in-service distributions. The amount of the retirement and death benefits are equal to the undistributed balance in the participant's accounts determined as of the applicable valuation date as defined in the Plan. The Plan allows for distributions to participants who have completed more than five years of participa-tion in the Plan and attained age
     59 1/2. Hardship distributions of participants' savings contributions are allowed when the partici-pant has completed more than two years of participation in the Plan. Loans to participants from their savings contribution account are allowed subject to the terms of the Plan.

     The allocation of net assets at December 31, 1993 and 1992, and the changes in net assets and net appreciation during the years then ended for each fund is as follows:


                                                              Net
                                                Changes   Appreciation
                                                in Net   (Depreciation)
                                              Assets for     for the
                                 Net Assets    the Year    Year Ended
                                  at Decem-  Ended Decem- Ended Decem-
                                ber 31, 1993 ber 31, 1993 ber 31, 1993
     Growth and Income Fund      $32,373,019  $4,726,376   $3,524,840
     Scotts Stock Fund             1,397,341     364,935      112,476
     Bond Fund                    11,241,609     525,650    (   8,043)
     Cash Management Fund          2,613,253   (  71,848)
     Loans to participants           329,862      71,955
                                 $47,955,084  $5,617,068   $3,629,273

                                    Continued


                     NOTES TO FINANCIAL STATEMENTS, Continued
                                     _______

                                                Changes        Net
                                                in Net    Appreciation
                                              Assets for     for the
                                 Net Assets    the Year    Year Ended
                                  at Decem-  Ended Decem- Ended Decem-
                                ber 31, 1992 ber 31, 1992 ber 31, 1992
     Growth and Income Fund      $27,646,643  $5,197,348   $5,553,984
     Scotts Stock Fund             1,032,406   1,032,406      718,611
     Bond Fund                    10,715,959     351,443    (  68,536)
     Cash Management Fund          2,685,101   (  23,639)
     Loans to participants           257,907     107,276
                                 $42,338,016  $6,664,834   $6,204,059

3.   Tax Status:

     The Plan has received a favorable letter of determination from the Internal Revenue Service. Accordingly, the Plan is entitled to an exemption under Section 401(a) of the Internal Revenue Code and thus no provision for income taxes has been made in the accompany-ing financial statements.


4.   Related Party Transactions:

     At December 31, 1993, the Plan held 265,000 shares of common stock of The Scotts Company with a cost of $580,365 in the Growth and Income Fund and 62,938 shares of common stock of The Scotts Company with a cost of $379,619 in the Scotts Stock Fund.

     At December 31, 1993 and 1992, the Company's stock was valued at $19.75 per share and $17.50 per share, respectively. The fair value of Scotts shares is determined by quoted market prices.


5.   Investments:

     At December 31, 1993 and 1992, the following securities have a fair value in excess of 5% of plan net assets:

                                                Fair Value
                                            1993          1992
         The Scotts Company (Note 4)     $6,476,776    $5,983,685
         First Chicago Institutional
             Cash Management Fund        $2,551,348    $2,606,454


                                 Continued


                 NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


6.   Plan Termination:

     If the Plan terminates, the Company may instruct the trustee to continue to manage and administer the plan assets for the benefit of the participants and beneficiaries or distribute to each participant the value of their interest.


7.   Benefits Payable:

     Benefits of $942,064 were payable at December 31, 1993 and paid in March 1994. Benefits of $168,392 were payable at December 31, 1992 and paid in March 1993. These amounts are included in net assets available for benefits at December 31.



























           ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             as of December 31, 1993
                                     _______

                                     Shares or               Market
                                     Par Value    Cost       Value
Corporate equity securities:
  Aetna Life/Casualty                  15,600 $   757,988 $   941,850
  Allergan, Inc.                       14,050     268,189     317,881
  American Brands, Inc.                10,600     265,995     352,450
  American Express Co.                 25,700     626,177     793,488
  American Home Products Corp.         14,000     779,828     906,500
  Amoco Corp.                           8,900     447,102     470,588
  Anheuser Busch Co.                   20,800     964,102   1,021,800
  Aon Corp.                            10,000     173,306     483,750
  Atlantic Richfield Co.                5,900     693,861     620,975
  Baker Hughes Inc.                    20,700     429,788     414,000
  Bally Mfg. Corp.                          2           1          17
  Bankers Trust New York Corp.          8,900     252,650     704,213
  Bowater, Inc.                        15,900     448,680     365,700
  Bristol Myers Squibb Co.             13,500     738,360     786,375
  Brunswick Corp.                      30,500     434,916     549,000
  Centerior Energy Corp.               17,000     246,520     225,250
  Chase Manhattan Corp.                27,200     598,602     921,400
  Chemical Bank Corp.                  28,000     875,269   1,123,500
  Chubb Corp.                           1,700      80,447     132,388
  Commonwealth Edison Co.              21,500     534,370     604,688
  Dean Witter Discover & Co.            7,956     268,586     275,477
  Dun & Bradstreet Corp.                8,900     393,956     548,463
  Eastman Kodak Co.                    12,500     516,391     703,125
  Exxon Corp.                          10,400     491,173     656,500
  First Bank Systems Inc.              29,000     931,215     891,750
  Ford Motor Co.                       15,900     823,700   1,025,550
  General Motors Corp.                 17,000     599,673     932,875
  Halliburton Co.                       9,700     250,359     309,188
  ITT Corp.                               259           1      23,634
  K-Mart Corp.                         21,200     397,498     455,800
  Lilly Eli & Co.                       1,800      94,009     106,875
  May Department Stores                 8,500     181,813     334,688
  Ohio Edison Co.                      18,000     347,714     409,500
  Panhandle Eastern Corp.              16,000     287,815     380,000
  Penney, J.C. Inc.                    15,400     442,523     810,425
  Philip Morris Cos., Inc.              8,300     166,841     461,688
  Phillips Pete Co.                    30,800     848,866     893,200
  Raytheon Co.                         12,800     576,179     844,800
  RJR Nabisco Hldg. Corp. Com.         23,200     239,948     147,900
  RJR Nabisco Hldg. Corp.              23,200     236,070     162,400
  Scotts Co.                          327,938     959,984   6,476,776
  Sears Roebuck & Company               9,600     293,488     507,600

                                    Continued

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
                                    Continued
                                     _______


                                     Shares or               Market
                                     Par Value    Cost       Value

  Tambrands Inc.                        8,300 $   353,154 $   367,275
  Texaco Inc.                           9,800     529,403     634,550
  Travelers Corp.                      15,500     393,142     482,438
  USX-Marathon Group                   14,600     434,031     240,900
  Westinghouse Electric Corp.          31,500     434,290     444,931
  Witco Corp.                          17,500     151,426     557,813
  Xerox Corp.                           8,300     498,850     741,813
                                    1,044,305 $21,758,249 $32,563,747

U.S. Government and related
    entity securities:
  Federal Home Loan Mortgage
      Corp., 10.15%, due
      April 15, 2006               $   76,705 $    78,143 $    81,728
  Federal Home Loan Mortgage
      Corp., 9.00%, due
      January 1, 2005                 349,652     373,690     369,208
  Federal National Mortgage
      Association, 9.00%, due
      July 1, 2007                    459,185     486,736     485,299
  Federal National Mortgage
      Association, 9.50%, due
      November 1, 2021                331,386     358,674     358,931
  U.S. Treasury Notes, 7.25%,
      due November 15, 1996           400,000     424,813     428,624
  U.S. Treasury Notes, 7.375%,
      due May 15, 1996                500,000     522,109     533,125
  U.S. Treasury Notes, 8.50%,
      due May 15, 1997                275,000     313,199     306,710
  U.S. Treasury Notes, 5.625%,
      due January 31, 1998          1,000,000   1,023,906   1,022,810
  U.S. Treasury Notes, 6.00%,
      due December 31, 1997         1,300,000   1,348,344   1,349,154
  U.S. Treasury Notes, 6.875%,
      due October 31, 1996            500,000     537,734     530,625

                                   $5,191,928 $ 5,467,348 $ 5,466,214








                                    Continued

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
                                    Continued
                                     _______


                                     Shares or               Market
                                     Par Value    Cost       Value

Corporate securities:
  Associates Corp. North America,
      Senior Note, 8.375%, due
      January 15, 1998             $  200,000 $   224,020 $   220,800
  Beneficial Corp., Notes, 9.25%,
      due September 10, 1996          250,000     281,603     275,903
  Capital Auto Receivables, Asset
      Trust, 5.35%, due
      February 17, 1996               200,000     199,969     202,196
  CIT Group Holdings, Inc., Note,
      5.675%, due December 1, 1995    250,000     252,188     255,435
  Commercial Credit Co., Notes,
      8.10%, due May 1, 1995          250,000     258,650     262,095
  CSX Corp., Notes, 9.5%, due
      November 15, 1995               200,000     221,578     216,320
  Discover Credit Card Trust,
      5.50%, due May 16, 1998         250,000     248,735     254,014
  General Motors Acceptance Corp.,
      Notes, 7.00%, due July 7,
      1997                            300,000     312,051     312,795
  Hanson Overseas, 5.50%, due
      January 15, 1996                250,000     249,373     253,668
  Sears Roebuck & Company,
      Note, 7.00%, due
      November 1, 1994                250,000     249,443     254,385
  Southern California Edison Co.,
      5.80%, due December 15, 1996    250,000     249,695     249,598
  Virginia Electric & Power Co.,
      Notes, 8.68%, due June 19,
      1996                            250,000     274,040     271,605
                                   $2,900,000 $ 3,021,345 $ 3,028,814

Other investments:
  First Chicago Institutional
      Cash Management Fund         $2,551,348 $ 2,551,348 $ 2,551,348
  Participant Promissory Notes        332,720     332,720     332,720
                                   $2,884,068 $ 2,884,068 $ 2,884,068




                             ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                   for the year ended December 31, 1993
                                                  _______

                              Purchase or Transaction    Cost of        Current       Net Gain
 Transactions by Issue        Sale Price    Expense       Asset     Value of Asset    or (Loss)
Master Reserve Trust Money Market:
  Bought in various transactions $ 8,374,776              $ 8,374,776 $ 8,374,776
  Sold in various transactions    10,895,737               10,895,737  10,895,737

The One Group Prime Money Market
    Fund:
  Bought in various transactions 11,727,543              11,727,543  11,727,543
  Sold in various transactions   8,808,428                8,808,428   8,808,428

First Chicago Institutional Cash
    Management Fund:
  Bought in various transactions 850,934                  850,934        850,934
  Sold in various transactions   906,041                  906,041        906,041

Federal National Mtg. Assn., 5.25%,
    due March 1, 2020:
  Bought $500,000 par            500,156                  500,156        500,156
  Sold $500,000 par              508,359                  500,156        508,359      $8,203

  Bought $500,000 par            506,875                  506,875        506,875
  Sold $500,000 par              512,461                  506,875        512,461       5,586

  Bought $500,000 par            510,469                  510,469        510,469
  Sold $500,000 par              510,000                  510,469        510,000      (  469)

  Bought $500,000 par            508,125                  508,125        508,125
  Sold $500,000 par              515,234                  508,125        515,234       7,109

  Bought $1,000,000 par        1,081,563                1,081,563      1,081,563
  Sold $1,000,000 par          1,083,438                1,081,563      1,083,438       1,875

  Bought $1,000,000 par        1,083,125                1,083,125      1,083,125
  Sold $1,000,000 par          1,084,375                1,083,125      1,084,375       1,250

  Bought $1,000,000 par        1,084,375                1,084,375      1,084,375
  Sold $1,000,000 par          1,084,531                1,084,375      1,084,531         156

  Bought $1,000,000 par        1,084,375                1,084,375      1,084,375
  Sold $1,000,000 par          1,083,906                1,084,375      1,083,906      (  469)

  Bought $500,000 par            532,500                  532,500        532,500
  Sold $500,000 par              530,000                  532,500        530,000      (2,500)


                       THE O. M. SCOTT & SONS COMPANY
                        PROFIT SHARING AND SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K
                    FOR FISCAL YEAR ENDED DECEMBER 31, 1993


                               INDEX TO EXHIBITS



Exhibit No.                      Description                     Page No.

1                       Consent of Independent Public
                        Accountants                                 17






































                                     Page 16
<EX-1>

                    CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement of The Scotts Company on Form S-8 (File No. 33-47073) of our report dated June 3, 1994 on our audits of the financial statements and supplemental schedules of The O.M. Scotts & Sons Company Profit Sharing and Savings Plan as of December 31, 1993 and 1992 and for each of the years then ended, which report is included in this Annual Report on Form 11-K.



                                                 /s/ COOPERS & LYBRAND


Columbus, Ohio
June 20, 1994







































                                  - 17 -